UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

ArkHAUS Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    November 16, 2021

Physical Address of Issuer:

675 Hudson Street, 4S, New York, NY, United States

Website of Issuer:

 www.arkhaus.miami

Current Number of Employees:
0

	Most recent fiscal year-end (2021)*	Prior fiscal year-end (2020)*
Total Assets	$114,255	$0
Cash & Cash Equivalents	$48,656	$0
Accounts Receivable	n/a	$0
Short-term Debt	$97,331	$0
Long-term Debt	$100,716	$0
Revenues/Sales	$0	$0
Cost of Goods Sold**	$83,890	$0
Taxes Paid	$0	$0
Net Income	($83,890)	$0

*Company was formed in 2021.
** General and Administrative Expenses in the Company's financial statements.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 1, 2022

FORM C-AR

ArkHAUS Inc.

ARKHAUS

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by ArkHAUS Inc., a Delaware corporation ("**ArkHAUS"** the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://cstm.haus/miami/arkhaus/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is August 1, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

ArkHAUS, Inc. is a lifestyle membership club on water, incorporated in Delaware as a corporation on November 16, 2021. The Company entered into an Asset Purchase Agreement dated December 6, 2021 with Saintly Corporation, under which Saintly Corporation sold, conveyed and assigned certain assets to the Company in exchange for a purchase price of $1,000. Mr. Payrovi held a majority of the common stock of Saintly Corporation and the Company issued shares of common stock to other shareholders of Saintly Corporation in exchange for such stockholders' consent to the Asset Purchase Agreement with the Company.

The Company is located at 675 Hudson Street, 4S, New York, NY, United States.

The Company's website is www.arkhaus.miami.

The Company conducts business in the Miami, FL and sells products and services through the internet throughout the United States. The Company entered into an Asset Purchase Agreement dated December 6, 2021, under which Saintly Corporation sold, conveyed and assigned certain assets to the Company in exchange for a purchase price of $1,000.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/arkhaus.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 12,000,000 shares of common stock and 1,500,000 shares of preferred stock, of which 9,764,267 shares of common stock are issued and outstanding and 156,667 shares of preferred stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Compan"'s financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency, or the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

- on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;
- on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
- the development of vessel security plans;
- ship identification number to be permanently marked on a vessel's hull;
- a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the

ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

- compliance with flag state security certification requirements

Ships operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

Furthermore, additional security measures could be required in the future which could have a significant financial impact on the Company. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vesse''s compliance with SOLAS security requirements and the ISPS Code.

The Company intends to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and the Company intends that its vessels will comply with applicable security requirements. The Company has implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

We must make substantial capital expenditures to maintain the operating capacity of our vessels and acquisitions of additional vessels, which may reduce the amount of cash flow.

We must make substantial capital expenditures to maintain our vessels and replace, over the long-term, the operating capacity of our vessels and we generally expect to finance these maintenance capital expenditures with cash balances or credit facilities. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. These expenditures could increase as a result of, among other things: the cost of labor and materials; customer requirements; the size of our vessels; the cost of replacement vessels; the length of charters; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; competitive standards; and the age of our ships. Significant capital expenditures, including to maintain and replace, over the long-term, the operating capacity of our vessels, as well as to comply with environmental and safety regulations, may reduce our cash flow.

Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income, cash flow and the value of the Company.

The operation of vessels carries inherent risks. These risks include the possibility of:

- marine disaster;
- piracy;
- environmental accidents;
- grounding, fire, explosions and collisions;
- cargo and property loss or damage;
- unexpected closure of a particular port where our vessels conduct cargo operations or closure of a particular waterway through which our vessels routinely transit;
- business interruptions caused by mechanical failure, human error, war, terrorism, disease and quarantine, political action in various countries, or adverse weather conditions; and
- work stoppages or other labor problems with crew members serving on our containerships, some of whom are unionized and covered by collective bargaining agreements

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, litigation with our employees, customers or third parties, higher insurance rates, and damage to our reputation and customer relationships generally. Although we expect to maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to caps or not cover such losses, and any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable owner and operator. Any of these results could have a material adverse effect on business, results of operations and financial condition, as well as our cash flows.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We may procure insurance for our vessels in relation to risks commonly insured against by vessel owners and operators. Our insurance may include (i) hull and machinery and war risk insurance covering damage to our vessels' hulls and machinery from, among other things, collisions and contact with fixed and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage) covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property and pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal.

We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if any insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our vessels. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. There is no cap on our liability exposure for such calls or premiums payable to our protection and indemnity association. Any insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition. Any uninsured or underinsured loss could harm our business and financial condition. In addition, any insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

Maritime claimants could arrest our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers or receivers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lien-holder may enforce its lien by arresting a vessel. The arrest or attachment of one or more of our vessels, if such arrest or attachment is not timely discharged, could cause us to default on a charter or breach covenants in certain of our credit facilities, could interrupt our cash flows and could require us to pay large sums of money to have the arrest or attachment lifted. Any of these occurrences could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flow.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be inspected and approved by a classification society. The classification society certifies that the vessel has been built and maintained in accordance with the applicable rules and regulations of the classification society. Moreover, every vessel must comply with all applicable international conventions and the regulations of the vessel's flag state as verified by a classification society. Finally, each vessel must successfully undergo periodic surveys, including annual, intermediate and special surveys.

If any vessel does not maintain its class, it will lose any insurance coverage and be unable to trade, and the vessel's owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our vessels could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.

We are subject to various laws, regulations, and international conventions, particularly environmental and safety requirements, that could require significant expenditures both to maintain compliance with such requirements and to pay for any uninsured environmental liabilities, including any resulting from a spill or other environmental incident, which could affect our cash flows and vessel operation net income

Vessel owners and operators are subject to government regulation in the form of international conventions and national, state, and local laws and regulations in the jurisdictions in which their vessels operate, in international waters, as well as in the country or countries where their vessels are registered. Such laws and regulations include those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, discharges of operational and other wastes into the water, and ballast water management. Port State regulation significantly affects the operation of vessels, as it commonly is more stringent than international rules and standards. This is the case particularly in the United States and, increasingly, in Europe. Non-compliances with such laws and regulations can give rise to civil or criminal liability, and/or vessel delays and detentions in the jurisdictions in which we operate.

Our vessels are subject to scheduled and unscheduled inspections by regulatory and enforcement authorities, as well as private maritime industry entities. This includes inspections by Port State Control authorities, including the U.S. Coast Guard, harbor masters or equivalent entities, classification societies, flag Administrations (country in which the vessel is registered), charterers, and terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

Heightened levels of environmental and quality concerns among insurance underwriters, regulators, and charterers continue to lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews, and compliance with U.S. and international regulations.

The legal requirements and maritime industry standards to which we and our vessels are subject are set forth below, along with the risks associated with such requirements and standards. We may be required to make substantial capital and other expenditures to ensure that we remain in compliance with these requirements and standards, as well as with standards imposed by our customers, including costs for ship modifications and changes in operating procedures. We may also maintain insurance coverage against pollution liability risks for all of our vessels in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines, as well as civil liabilities and expenses resulting from accidental pollution. However, any insurance coverage is subject to exclusions, deductibles, and other terms and conditions. And, claims relating to pollution incidents for knowing violations of U.S. environmental laws or the International Convention for the Prevention of Pollution from Ships may be considered by our protection and indemnity associations on a discretionary basis only. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position would be adversely impacted.

Because international conventions, laws, regulations, and other requirements are often revised, we cannot predict the ultimate cost of compliance or the impact on the fair market price or useful life of our vessels. Nor can we assure that our vessels will be able to attain and maintain certifications of compliance with various regulatory requirements.

Comparably, governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future. We believe that the heightened environmental, quality, and security concerns of insurance underwriters, regulators, and charterers will lead to additional requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements, and heightened due diligence obligations. We also may be required to take certain of our vessels out of service for extended periods of time to address changing legal requirements, which would result in losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write downs.

Specific examples of expected changes that could have a significant, and potentially material, impact on our business include:

- Limitations on sulfur oxide and nitrogen oxide emissions from ships could cause increased demand and higher prices for low sulfur fuel due to supply constraints, as well as significant cost increases due to the implementations of measures such as fuel switching, vessel modifications such as adding distillate fuel storage capacity, or installation of exhaust gas cleaning systems or scrubbers;
- Environmental requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of, or more costly insurance coverage for, environmental matters or result in the denial of access to certain jurisdictional waters or ports; and
- Under local and national laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource damages, personal injury

and/or property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations

We are subject to vessel security regulations and we incur costs to comply with adopted regulations. We may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

We are subject to local and national laws, including in the United States, as well as international treaties and conventions, intended to enhance and ensure vessel security. These laws are detailed below. We intend to implement various security measures addressed by all applicable laws and to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.

The Marine Location of our Vessels, and our business, is Subject to Change

The marine location of our vessels, and our business, may not be permanent and it is possible that we will change the location of ArkHAUS for a variety of reasons, including our own decision to move to an improved location, our hospitality partner not being able to support ArkHAUS as originally intended, or governmental laws changing which require us to operate in a different location or format.

Severe weather, including extreme weather conditions associated with climate change, may in the future adversely affect our operations and financial results.

Our business may be affected by severe weather in areas where we operate, which could materially affect our operations and financial results. Weather conditions, such as a rain or hurricanes, may in the future result in, the cessation of services and activity disruptions at our vessels, in our supply chain, or result in disruptions of our operations. Particularly severe weather events affecting platforms or structures may result in a suspension of activities. In addition, acute or chronic physical impacts of climate change, such as sea level rise, coastal storm surge, inland flooding from rainfall and hurricane-strength winds may damage our vessels and any other facilities. Any such extreme weather events may result in increased operating costs or decreases in revenue, which could adversely affect our financial condition, results of operations and cash flows.

We are not currently registered to conduct business in the States of New York and Florida.

The Company is incorporated in and licensed to do business in the State of Delaware. The Company has its own physical office in New York, although certain employees conduct business from the States of New York and Florida. The Company has not filed all appropriate documentation, obtained necessary authorizations, paid all fees and any taxes owed or obtained all licensing or approvals necessary to conduct business in New York and Florida. The Company intends to engage in all such actions as promptly as possible.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

ArkHAUS is the first ever lifestyle membership club on water, coming to Miami in Spring of 2022 then expanding globally. An exclusive club where a highly powerful membership base can meet, relax or entertain from a floating villa, complete with outdoor decks & rooftop lounges overlooking a protected pool in the center. ArkHAUS is a set of 4 * Arkup 40' vessels arranged to create a square platform providing an exclusive getaway for our members.

Business Plan

Providing a lifestyle club on the water, where members meet, relax and entertain from a floating villa, complete with outdoor decks and rooftop lounges overlooking a protected pool in the center, all connected on a set of four 40-foot vessels connected together to form an exclusive gateway.

The Company's Products and/or Services

Product / Service	Description	Current Market
Annual Membership	Every annual member receives 30 hours of monthly access to the ArkHAUS members club in Miami.	The demand for private members clubs has grown tremendously in recent years. In Miami specifically, many of the major resort hotels have opened their own membership to fill this demand. However, these are all still land-based clubs providing access to leisure and exercise facilities. A lifestyle club for the world's innovators, ArkHAUS is not only a getaway but also a place to host meetings and entertain clients and friends. It's the ultimate club for those that believe in working hard and playing hard too–- especially at the same place.
Guest Passes	Annual members can purchase Guest Passes for their guests, so they can attend ArkHAUS as well.	With a very limited number of Annual Memberships available, there will be substantial demand to attend by non-members. As such members can bring guests with a purchased pass, allowing for further revenue generation.
Food & Beverage	Members and guests attending ArkHAUS can purchase food and beverage while attending the club.	As an experiential membership club, it is imperative to provide a high quality experience, which requires food and beverage service. Beverage service will be provided on-board the club and most likely managed internally. Dining service will be offered aboard the club via wait staff. However, the food will be produced by an adjacent land-based restaurant, and will be delivered to ArkHAUS'entry, where wait staff will collect and deliver to those dining at the club.

Competition

Soho House is the world's largest and most well-known private members club. Spring Place has locations in New York City and Los Angeles. Fisher Island Club is an elite private members club serving the Fisher Island community of Miami. Bath Club is Miami based and serves the North Miami Beach area. Zero Bond is an elite members club serving New York City. Mr. C is Cipriani's private members club and will be opening soon in New York City.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

As a marine operation, our capacity limits our membership base. However, this also creates an opportunity to curate a robust membership base to fit the demographics we seek, rather than just those interested. The ArkHAUS membership process requires an application and deposit. We will collect applications before we begin to award memberships with the following criteria: * Gender: 50:50 * Income: 150k+ * Age: 20-30 (10%); 30-50 (80%); 50+ (10%); * Sectors: Finance, Startups, Fashion, Real Estate, Media, Entertainment, Sales.

Supply Chain

The ArkHAUS physical structure consists of 4 catamaran houseboats which are designed by Arkup LLC, a company headquartered in Miami, Florida. Arkup has previously built a single 75 foot houseboat, known publicly as the Arkup 75. The new 40 foot vessels they have designed are known as Arkup 40s. Arkup is in the final stages of finalizing a contract with their manufacturer, which is based in the United States.

The Company has placed initial deposits with Arkup for hull numbers 4, 6, 12, and 13, to be built. Construction will begin once Arkup has finalized its manufacturing partnership and the Company has placed a second production deposit as well as secured financing pre-authorization for the final purchase of the 4 vessels.

Intellectual Property

The Company does not currently own any trademarks or patents. ArkHAUS does have a private agreement with the manufacturer of the boats (Arkup) to solidify its branding as the primary water-based private members club.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Sam Payrovi	Chief Executive Officer	Saintly Corp, Chief Executive Officer, 2015 - Current	B. S. Physiological Sciences, University of California, Los Angeles, 2005 Business Specialization, University of California, Los Angeles, 2005

Biographical Information

As the CEO of Saintly Corp., Mr. Payrovi has overseen every aspect of the conceptualization, creation, financing, and development of the 2 business lines. The original business line, CONSORTIUM, is a retail technology platform and service modernizing the distribution of dropship apparel brands into specialty retailers and their end-customers. Subsequently, the CSTM HAUS business line was established as a multi-faceted hospitality business offering an event venue, coworking space, and a private members club.

Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Sam Payrovi	Chief Executive Officer	Saintly Corp, Chief Executive Officer, 2015 - Current	B. S. Physiological Sciences, University of California, Los Angeles, 2005 Business Specialization, University of California, Los Angeles, 2005

Biographical Information

As the CEO of Saintly Corp., Mr. Payrovi has overseen every aspect of the conceptualization, creation, financing, and development of the 2 business lines. The original business line, CONSORTIUM, is a retail technology platform and service modernizing the distribution of dropship apparel brands into specialty retailers and their end-customers. Subsequently, the CSTM HAUS business line was established as a multi-faceted hospitality business offering an event venue, coworking space, and a private members club.

Other Key Persons

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Nathalie Paiva	Chief Xperience Officer	Saintly Corp, Chief Xperience Officer, 2015 – Current, leading the re-branding and marketing of the CONSORTIUM business line. Upon the creation of the	B.S. in Business Management and Spanish, Franklin & Marshall College, 2004

		CSTM HAUS business unit, she transitioned her focus to manage all day to day activities, lead the team, market the business, and streamline all other operations.	
Drew Kelley	Head of Finance	Senior Vice President & Chief Financial Officer, Global Gaming at IGT, Head of Finance of Saintly Corp. over the last 3 years. Mr. Kelley has overseen the finances and accounting of the multiple business units of Saintly Corp., while also providing tax strategy guidance.	B. A. Business / Managerial Economics, University of California, Los Angeles, 2005

Biographical Information

Drawing on years of experience at global luxury leaders LVMH & Amore Pacific, Nathalie's extensive experience developing strategy & communications for high-touch brands provides valuable insight and direction for ArkHAUS.

As the Head of Finance, Drew Kelley has over 20 years in the hospitality, leisure & entertainment sector. Mr. Kelley has executed over $50 billion of capital market and strategic transactions at Bear Stearns and Jefferies. Most recently, Drew served as the CFO of Mohegan Sun Gaming and is currently the Senior Vice President and Chief Financial Officer of Global Gaming at IGT.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 12,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**") and 1,500,000 shares of preferred stock, par value $0.00001 per share, all of which have been designated as Series Seed Preferred Stock (the "**Preferred Stock"** or "**Series Seed Preferred Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	9,764,267
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	Pursuant to the Stockholders Agreement, dated December 6, 2021, the stockholders of the Company have the following rights: **Rights of First Refusal**. (a) Until a Public Offering occurs, the Stockholders shall have a right of first refusal to purchase the Equity Securities that any Stockholder (each an "Applicable Stockholder" and, collectively, the "Applicable Stockholders"), may, from time to time, propose to Transfer, in each case on the terms set forth in this Section 3. (b) If any Applicable Stockholder proposes to Transfer any Equity Securities (a "Transferor Stockholder"), then such Transferor Stockholder shall give the Company and the other Stockholders (the "Non-Selling Stockholders") written notice (the "Transfer Notice") of such Transferor Stockholder's intention to so Transfer such Equity Securities (the "Offered Shares") at least 30 days prior to the proposed consummation of such Transfer. The Transfer Notice shall describe, without limitation, the number of shares of Offered Shares to be transferred, the nature and the terms and conditions of such Transfer, the consideration to be paid, and the name and address of each prospective purchaser or transferee. Transmittal of the Transfer Notice to the Company and the Non-Selling Stockholders shall constitute an offer (subject to acceptance in the order set forth below) to sell all of the Offered Shares to the Non-Selling Stockholders, as applicable, at the price and upon the terms set forth in the Transfer Notice. (c) Initial Exercise by the Non-Selling Stockholders.

Subject to the limitations of this Section 3.2, the Non-Selling Stockholders have the right of first refusal to purchase all or any part of the Offered Shares; provided that each Non-Selling Stockholder so electing gives written notice of the exercise of such right to the Transferor Stockholder within the Initial Refusal Period. To the extent that the aggregate number of shares that the Non-Selling Stockholders desire to purchase exceeds the Offered Shares, each Non-Selling Stockholder will be entitled to purchase a fraction of the Offered Shares, the numerator of which shall be the number of shares of Common Stock (assuming conversion of all securities then outstanding that are convertible into Common Stock) owned by such Non-Selling Stockholder on the date of the Transfer Notice and the denominator of which shall be the number of shares of Common Stock (assuming conversion of all securities then outstanding that are convertible into Common Stock) held by all Non-Selling Stockholders exercising their rights of first refusal. Within five days, the Transferor Stockholder will give written notice to the Company and each Non-Selling Stockholder specifying the number of shares of Offered Shares that were subscribed for by the Non-Selling Stockholders exercising their rights of first refusal (the "Confirmation Notice"). The Confirmation Notice shall specify the number of shares to be purchased by those Non-Selling Stockholders who are exercising their right of first refusal. It shall also specify the number of shares not purchased, if any, under Section 3.2 hereof and list each Participating Stockholder (as defined in Section 3.2(e) hereof) share of any Remaining Shares.

(d) Subsequent Exercise by the Non-Selling Stockholders. Each Non-Selling Stockholder electing to exercise its right to purchase at least its full pro rata share of the Remaining Shares under Section 3.2(d) (a "Participating Stockholder") shall have a right of over-allotment such that if, after the Non-Selling Stockholders exercise their respective rights of first refusal, there remain any Offered Shares that are not purchased by the Non-Selling Stockholders, then each such Participating Stockholder may elect to purchase all (or any portion) of such Participating Stockholder's pro rata share of the Remaining Shares not previously purchased. For the purpose of the preceding sentence, each Participating Stockholder's pro rata share shall be a fraction of the Remaining Shares not previously purchased, the numerator of which shall be the number of shares of Common Stock (assuming conversion of all securities then outstanding that are convertible into Common Stock) owned by such Participating Stockholder on the date of the Transfer Notice and the denominator of which shall be the total number of shares of Common Stock (assuming conversion of all securities then outstanding that are convertible into Common Stock) held by all Participating Stockholders on the date of the Transfer Notice. Each Stockholder exercising its right pursuant to this Section 3.2(e) shall do so by giving written notice to the Transferor Stockholder within 10 days after the expiration date of the Initial Refusal Period (the "Subsequent Refusal Period").

(e) The consummation of the purchase and sale of the Offered Shares shall take place on a date agreed upon by the Transferor Stockholder and the Company and/or Non-Selling Stockholders, as applicable, but in any event within 60 days following the date of the Transfer Notice, at the principal office of the Company.

(f) If the Non-Selling Stockholders do not exercise their rights to purchase collectively all of the Offered Shares indicated in the Transfer Notice, then the Transferor Stockholder shall not be obligated to sell any shares of the Offered Shares to the Company and the Non-Selling Stockholders and shall have 60 days thereafter to Transfer all, but not less than all, of the Offered Shares, at a price and upon general terms and conditions materially no more favorable to the purchasers or transferees thereof than specified in the Transfer Notice. If the Transferor Stockholder has not sold such Offered Shares within such 60 day period, the Transferor Stockholder shall not thereafter Transfer any Offered Shares (or any other Equity Securities), without first offering such securities to the Non-Selling Stockholders in the manner provided in this Section 3.2.

(g) Any attempt by an Applicable Stockholder to Transfer Equity Securities in violation of this Section 3.2 shall be void, and the Company shall not effect such a Transfer, nor will it treat any alleged transferee as the holder of such shares.

(h) The Company shall cause each holder of Common Stock to enter into an agreement whereby such holder agrees to be bound by certain transfer restrictions upon his or her shares of Common Stock, including, but not limited to, granting the Non-Selling Stockholders a right of first refusal on all transfers of such shares of Common Stock. Such agreement shall be subject to the reasonable approval of the Requisite Holders. 3.3. Exempt Transfers. This Agreement is subject to, and shall in no manner limit the right which the Company may have to repurchase securities from a Stockholder pursuant to, (a) any stock restriction agreement or other agreement between the Company and the Stockholder, or (b) any stock option plan approved by the Board.

Drag Along Rights.

(a) Obligation to Participate. In the event that the Board and the Requisite Holders agree to: (i) sell all of their capital stock of the Company; (ii) vote in favor of a merger or consolidation involving the Company; or (iii) vote in favor of the sale or license of all or substantially all of the Company's assets (each an "Approved Sale"); in each case to an unaffiliated, third party purchaser or purchasers, in a single transaction or series of

| | transactions, in compliance with the Certificate, then, the Stockholders shall: (a) consent to, vote for and raise no objections against the Approved Sale or the process pursuant to which the Approved Sale was arranged; (b) waive any dissenters', appraisal or similar rights with respect to the Approved Sale, and (c) if the Approved Sale is a sale of shares of capital stock of the Company, agree to sell all of their shares on the terms and conditions of the Approved Sale. The Stockholders shall take all reasonably necessary actions to effect consummation of any Approved Sale, including without limitation the execution of such agreements and instruments and other actions reasonably necessary to: (x) cooperate with the purchaser in such Approved Sale to provide access and information as may be reasonably requested by such purchaser, (y) subject to the provisions of Section 3.4(b), provide representations, warranties, indemnities, covenants, conditions, escrow agreements and other provisions and agreements relating to such Approved Sale; and (z) effectuate the allocation and distribution of the aggregate consideration upon the Approved Sale as set forth below.

(b) Satisfaction of Conditions. The obligations of the Stockholders pursuant to this Section 3.4 are subject to the following conditions: (i) no Stockholder shall be obligated to: (a) make any out of pocket expenditure prior to the consummation of the Approved Sale (excluding modest expenditures for postage, copies, etc.), or (b) pay more than its pro rata share (based on purchase price received) of the reasonable expenses incurred in connection with a consummated Approved Sale, and only to the extent that such expenses are incurred for the benefit of all Stockholders and are not otherwise paid by the Company or the acquiring party (costs that are incurred by or on behalf of a Stockholder for its sole benefit shall not be allocated among the Stockholders); and (ii) no Stockholder shall be required to make any representations or indemnities in connection with the Approved Sale, other than (a) representations concerning such holder's valid ownership of its shares, free of all liens and encumbrances (other than those arising under applicable federal and state securities laws) and each Stockholder's authority, power and right to enter into and consummate such Approved Sale without violating any other agreement, and (b) indemnities with respect to such representations by it and any other representations mutually agreed upon by the Requisite Holders, provided that any Stockholder's liability for indemnity shall in no event exceed the total purchase price received by such party for its shares. |
|---|---|
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional securities or create separate classes of capital stock that may dilute the Securities. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior** | 95.1% |

to the Offering if convertible securities).	

Type	Series Seed Preferred Stock
Amount Outstanding	156,667
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
	Pursuant to the Stockholders Agreement, the stockholders of the Company have the following rights: **Rights of First Refusal**. (a) Until a Public Offering occurs, the Stockholders shall have a right of first refusal to purchase the Equity Securities that any Stockholder (each an "Applicable Stockholder" and, collectively, the "Applicable Stockholders"), may, from time to time, propose to Transfer, in each case on the terms set forth in this Section 3. (b) If any Applicable Stockholder proposes to Transfer any Equity Securities (a "Transferor Stockholder"), then such Transferor Stockholder shall give the Company and the other Stockholders (the "Non-Selling Stockholders") written notice (the "Transfer Notice") of such Transferor Stockholder's intention to so Transfer such Equity Securities (the "Offered Shares") at least 30 days prior to the proposed consummation of such Transfer. The Transfer Notice shall describe, without limitation, the number of shares of Offered Shares to be transferred, the nature and the terms and conditions of such Transfer, the consideration to be paid, and the name and address of each prospective purchaser or transferee. Transmittal of the Transfer Notice to the Company and the Non-Selling Stockholders shall constitute an offer (subject to acceptance in the order set forth below) to sell all of the Offered Shares to the Non-Selling Stockholders, as applicable, at the price and upon the terms set forth in the Transfer Notice. (c) Initial Exercise by the Non-Selling Stockholders. Subject to the limitations of this Section 3.2, the Non-Selling Stockholders have the right of first refusal to purchase all or any part of the Offered Shares; provided that each Non-Selling Stockholder so electing gives written notice of the exercise of such right to the Transferor Stockholder within the Initial Refusal Period. To the extent that the aggregate number of shares that the Non-Selling Stockholders desire to purchase exceeds the Offered Shares, each Non-Selling Stockholder will be entitled to purchase a fraction of the Offered Shares, the numerator of which shall be the number of shares of Common Stock (assuming conversion of all securities

then outstanding that are convertible into Common Stock) owned by such Non-Selling Stockholder on the date of the Transfer Notice and the denominator of which shall be the number of shares of Common Stock (assuming conversion of all securities then outstanding that are convertible into Common Stock) held by all Non-Selling Stockholders exercising their rights of first refusal. Within five days, the Transferor Stockholder will give written notice to the Company and each Non-Selling Stockholder specifying the number of shares of Offered Shares that were subscribed for by the Non-Selling Stockholders exercising their rights of first refusal (the "Confirmation Notice"). The Confirmation Notice shall specify the number of shares to be purchased by those Non-Selling Stockholders who are exercising their right of first refusal. It shall also specify the number of shares not purchased, if any, under Section 3.2 hereof and list each Participating Stockholder (as defined in Section 3.2(e) hereof) share of any Remaining Shares.

(d) Subsequent Exercise by the Non-Selling Stockholders. Each Non-Selling Stockholder electing to exercise its right to purchase at least its full pro rata share of the Remaining Shares under Section 3.2(d) (a "Participating Stockholder") shall have a right of over-allotment such that if, after the Non-Selling Stockholders exercise their respective rights of first refusal, there remain any Offered Shares that are not purchased by the Non-Selling Stockholders, then each such Participating Stockholder may elect to purchase all (or any portion) of such Participating Stockholder's pro rata share of the Remaining Shares not previously purchased. For the purpose of the preceding sentence, each Participating Stockholder's pro rata share shall be a fraction of the Remaining Shares not previously purchased, the numerator of which shall be the number of shares of Common Stock (assuming conversion of all securities then outstanding that are convertible into Common Stock) owned by such Participating Stockholder on the date of the Transfer Notice and the denominator of which shall be the total number of shares of Common Stock (assuming conversion of all securities then outstanding that are convertible into Common Stock) held by all Participating Stockholders on the date of the Transfer Notice. Each Stockholder exercising its right pursuant to this Section 3.2(e) shall do so by giving written notice to the Transferor Stockholder within 10 days after the expiration date of the Initial Refusal Period (the "Subsequent Refusal Period").

(e) The consummation of the purchase and sale of the Offered Shares shall take place on a date agreed upon by the Transferor Stockholder and the Company and/or Non-Selling Stockholders, as applicable, but in any event within 60 days following the date of the Transfer Notice, at the principal office of the Company.

(f) If the Non-Selling Stockholders do not exercise their

| | rights to purchase collectively all of the Offered Shares indicated in the Transfer Notice, then the Transferor Stockholder shall not be obligated to sell any shares of the Offered Shares to the Company and the Non-Selling Stockholders and shall have 60 days thereafter to Transfer all, but not less than all, of the Offered Shares, at a price and upon general terms and conditions materially no more favorable to the purchasers or transferees thereof than specified in the Transfer Notice. If the Transferor Stockholder has not sold such Offered Shares within such 60 day period, the Transferor Stockholder shall not thereafter Transfer any Offered Shares (or any other Equity Securities), without first offering such securities to the Non-Selling Stockholders in the manner provided in this Section 3.2.

(g) Any attempt by an Applicable Stockholder to Transfer Equity Securities in violation of this Section 3.2 shall be void, and the Company shall not effect such a Transfer, nor will it treat any alleged transferee as the holder of such shares.

(h) The Company shall cause each holder of Common Stock to enter into an agreement whereby such holder agrees to be bound by certain transfer restrictions upon his or her shares of Common Stock, including, but not limited to, granting the Non-Selling Stockholders a right of first refusal on all transfers of such shares of Common Stock. Such agreement shall be subject to the reasonable approval of the Requisite Holders. 3.3. Exempt Transfers. This Agreement is subject to, and shall in no manner limit the right which the Company may have to repurchase securities from a Stockholder pursuant to, (a) any stock restriction agreement or other agreement between the Company and the Stockholder, or (b) any stock option plan approved by the Board. |
|---|---|
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional securities or create separate classes of capital stock that may dilute the Securities. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 1.5% |

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the below securities outstanding:

Type	Crowd SAFE
Amount Outstanding	430
Face Value	$320,564
Voting Rights	None
Anti-Dilution Rights	None

Material Terms	Conversion Price" is $1.25 per share for the first $250,000 of subscriptions by all investors and $1.50 per share after $250,000 of subscriptions by all investors.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional securities or create separate classes of capital stock that may dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.1%

Type	Series Seed Warrants
Amount Outstanding	31,333
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Exercise of Warrant. The purchase rights represented by this Warrant are exercisable by Holder in whole or in part, at any time, or from time to time, on or before the Expiration Date set forth above, in the manner set forth in this Article 1 of the Warrant to Purchase Series Seed Preferred Stock; *provided*, that, subject to Articles 1.7 and 1.8 of the Warrant to Purchase Series Seed Preferred Stock, this Warrant shall no longer be exercisable and shall become null and void upon the closing of a Sale Transaction or IPO (each as defined below). Method of Exercise. Holder may exercise this Warrant by delivering this Warrant and a duly executed Notice of Exercise in substantially the form attached as Appendix 1 of the Warrant to Purchase Series Seed Preferred Stock to the principal office of the Company. Unless this Warrant is exchanged pursuant to Articles 1.3, 1.7 or 1.8 of the Warrant to Purchase Series Seed Preferred Stock, Holder shall also deliver to the Company payment. Exchange Right. In lieu of exercising this Warrant as specified in Article 1.2 of the Warrant to Purchase Series Seed Preferred Stock, Holder may from time to time exchange this Warrant, in whole or in part, for a number of Shares determined by dividing (a) the aggregate Fair Market Value (as defined below) of the Shares or other securities otherwise issuable upon exercise of this Warrant (at the date of such calculation) minus the aggregate Warrant Price of such Shares (at the date of calculation) by (b) the Fair Market Value of one Share (at the date of calculation). The fair market value of the Shares shall be determined pursuant to Article 1.4 of the Warrant to Purchase Series Seed Preferred Stock.

	Fair Market Value. For purposes of this Warrant, "***Fair Market Value***" shall be determined as follows:
	
	    (i) If this Warrant is exchanged in connection with the closing of Company's initial underwritten public offering of its securities to the general public (the "***IPO***") pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended (the "***Securities Act***"), and if the Company's registration statement relating to such IPO has been declared effective by the Securities and Exchange Commission (the "***SEC***"), the Fair Market Value of the Shares shall be the initial price to the public of the Shares specified in the final prospectus with respect to such IPO.
	
	    (ii) If this Warrant is exchanged in connection with a Sale Transaction, the Fair Market Value of the Shares shall be the price per share which each share of Series Seed Preferred Stock is entitled to receive in such Sale Transaction multiplied by the number of Shares.
	
	    (iii) In all other cases, the Board of Directors of the Company (the "***Board***") in its reasonable good faith judgment shall determine the fair market value of the Shares as of the close of business on the business day immediately prior to the date Holder delivers its Notice of Exercise to the Company.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional securities or create separate classes of capital stock that may dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.3%

Outstanding Debt

As of the date of this Form C-AR, the Company has the below debt outstanding.

Type	Customers Deposits
Creditor	Various Customers
Amount Outstanding	$151,845
Interest Rate and Amortization Schedule	n/a
Description of Collateral	n/a
Other Material Terms	n/a
Maturity Date	n/a
Dates Entered Into	June 8, 2021 – January 20, 2022

Type	Cash Advanced for Vessel Deposits and Other Purposes
Creditor	Saintly Corporation
Amount Outstanding	$84,269
Interest Rate and Amortization Schedule	n/a
Description of Collateral	n/a
Other Material Terms	n/a
Maturity Date	n/a
Date Entered Into	November 18, 2021

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Sam Payrovi	8,000,000 shares of common stock	82%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0	$0	$0

Operations

ArkHAUS Inc. (the "**Company**") was incorporated on November 16, 2021 under the laws of the State of Delaware, and is headquartered in New York, NY. The Company entered into an Asset Purchase Agreement dated December 6, 2021 with Saintly Corporation, under which Saintly Corporation sold, conveyed and assigned certain assets to the Company in exchange for a purchase price of $1,000. Mr. Payrovi held a majority of the common stock of Saintly Corporation and the Company issued shares of common stock to other shareholders of Saintly Corporation in exchange for such stockholders' consent to the Asset Purchase Agreement with the Company.

Liquidity and Capital Resources

On April 15, 2022, the Company closed an offering pursuant to Regulation CF and raised $320,564.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering and any proceeds from its concurrent offering of securities under Regulation D promulgated under the Securities Act.

Capital Expenditures and Other Obligations

The Miami club will start with 4 "Arkup 40" vessels. As Arkup (the manufacturer) designs and introduces larger 60' and 80' vessels in the next 3-5 years, it is possible we purchase 1 larger vessel to supplement, refresh, and expand the Miami location. Subsequently, we do anticipate purchasing new 40' vessels every 10 years per location. In addition, ArkHAUS intends to open 6 more clubs within 5 years (New York, Los Angeles, San Francisco, Paris, Istanbul, Dubai). ArkHAUS will consider a subsequent and larger investment raise to fund the deposits of 4 vessels per city. In those cities, membership pre-sales will support all pre-launch operations and no further investment raise will be necessary.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$97.64	9,764,267	Working Capital	December 6, 2021	Section 4(a)(2)
Series Seed Preferred Stock	$235,000	156,667	Working Capital	February 18, 2022 - Present	Regulation D
Series Seed Warrants	$313.33	31,333	Working Capital	February 18, 2022 - Present	Regulation D
Crowd SAFE	430	$320,564	Working Capital	April 15, 2022	Regulation CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: On December 6, 2021, the Company issued and sold 8,000,000 shares of common stock to Sam Payrovi at a per share purchase price of $0.00001, for aggregate gross proceeds of $80.00.

The Company entered into an Asset Purchase Agreement dated December 6, 2021, under which Saintly Corporation sold, conveyed and assigned certain assets to the Company in exchange for a purchase price of $1,000. Mr. Payrovi held a majority of the common stock of Saintly Corporation and the Company issued shares of common stock to other shareholders of Saintly Corporation in exchange for such stockholders' consent to the Asset Purchase Agreement with the Company. Prior to the sale and through December 31, 2021, Saintly Corporation managed all cash activity, as the Company did not open a separate bank account until subsequent to December 31, 2021. At December 31, 2021 and 2020 Saintly Corporation held $48,656 and $0 of cash due to the Company.

Advances from related party represent amounts paid by Saintly Corporation on behalf of the Company. Saintly Corporation paid for $57,331 and $0 of operating expenses related to December 31, 2021 and 2020. They also paid for $40,000 in deposits as discussed in the next paragraph. The advances bear no interest and are due on demand. The balance due to Saintly from the Company as of December 31, 2021 and 2020 was $97,331 and $0.

Deposits consist of payments totaling $40,000 made on behalf of the Company for the construction of four livable yachts expected to be used in the operations of the Company. The deposits will be applied to the first payment due under the contract once construction begins or will be refunded in full if a contract for construction is not signed by August 31, 2022.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Sam Payrovi
(Signature)

Sam Payrovi
(Name)

Chief Executive Officer
(Title)

August 1, 2022
(Date)

I, Sam Payrovi, the Chief Executive Officer of ArkHAUS Inc., certify that the financial statements of ArkHAUS Inc. included in this Form are true and complete in all material respects.

/s/ Sam Payrovi
(Signature)

Sam Payrovi
(Name)

Chief Executive Officer
(Title)

August 1, 2022
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Sam Payrovi
(Signature)

Sam Payrovi
(Name)

Director
(Title)

August 1, 2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

ArkHAUS, Inc.

Financial Statements

December 31, 2021 and 2020

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Independent Auditors' Report

To the Board of Directors
ArkHAUS Inc.

Opinion

We have audited the accompanying financial statements of ArkHAUS Inc., which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations and accumulated deficit and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ArkHAUS Inc. as of December 31, 2021 and 2020, and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ArkHAUS, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ArkHAUS, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

PKF O'CONNOR DAVIES, LLP
300 Tice Boulevard, Suite 315, Woodcliff Lake, NJ 07677 I Tel: 201.712.9800 I Fax: 201.712.0988 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ArkHAUS, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ArkHAUS, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

PKF O'Connor Davies, LLP

Woodcliff Lake, NJ
July 25, 2022

ArkHAUS, Inc.

Balance Sheets

	December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash held by related party	$ 48,656	$ -
Other Assets		
Deposits on lifetime memberships	25,599	-
Deposits on purchase of equipment	40,000	-
Total Other Assets	65,599	-
	$ 114,255	$ -
LIABILITIES AND SHAREHOLDER'S DEFICIT		
Current Liabilities		
Advances from related party	$ 97,331	$ -
Other Liabilities		
Membership deposits payable	100,716	-
Total Liabilities	198,047	-
Shareholder's Deficit		
Common stock - $0.00001 par value; 12,000,000 shares authorized; 9,764,267 shares issued and outstanding	98	-
Accumulated deficit	(83,890)	-
Total Shareholders' Deficit	(83,792)	-
	$ 114,255	$ -

See Notes to Financial Statements

3

ArkHAUS, Inc.

Statements of Operations and Accumulated Deficit

	Year Ended December 31,	
	2021	2020
REVENUE	$ -	$ -
GENERAL AND ADMINISTRATIVE EXPENSES		
Advertising	31,948	-
Management fees	19,722	-
Professional fees	2,525	-
Other expenses	3,136	-
Cryptocurrency impairment	26,559	-
Total General and Administrative Expenses	83,890	-
Net Loss	(83,890)	-
ACCUMULATED DEFICIT		
Beginning of year	-	-
End of year	$ (83,890)	$ -

See Notes to Financial Statements

ArkHAUS, Inc.

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (83,890)	$ -
Adjustment to reconcile net loss to cash flows from operating activities		
Cryptocurrency impairment	26,559	
Change in operating assets and liabilities		
Deposits on lifetime memberships	(52,158)	
Membership deposits payable	100,716	-
Net Cash from Operating Activities	(8,773)	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Deposits on purchase of equipment	(40,000)	-
Issuance of Common stock	98	-
Net Cash from Investing Activities	(39,902)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances from related party, net	48,675	-
Net Change in Cash	-	-
CASH		
Beginning of period	-	-
End of period	$ -	$ -

See Notes to Financial Statements

5

ArkHAUS, Inc.

Notes to Financial Statements
December 31, 2021 and 2020

1. Nature of Business

ArkHAUS Inc. (the "Company") was incorporated in the State of Delaware on November 16, 2021. The Company is a lifestyle membership club on water, coming to Miami in 2022, before expanding globally. The Company was initially created by Saintly Corporation, under the business line of CSTM HAUS, a multifaceted hospitality business offering coworking, event space and private lounge memberships.

2. Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company follows U.S. GAAP revenue recognition guidance which provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers.

The Company recognizes revenue in an amount that reflects the consideration that is expected to be received for products when the performance obligation is satisfied by transferring control of those promised products to its customer. U.S. GAAP defines a five-step process to recognize revenue that requires judgment and estimates, including identifying the contract with the customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract and recognizing revenue when or as the performance obligation is satisfied. The Company sells lifestyle membership, generally collecting customer payments upfront, so the primary performance obligation is satisfied over time throughout the length of the membership. For the years ended December 31, 2021 and 2020 the Company has not recognized any revenue as memberships have not commenced.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, adjustments for prior year's taxes, and deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates in the period of enactment.

2. Summary of Significant Accounting Policies (*continued*)

Income Taxes (*continued*)

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. There is no income tax provision for the Company for the years ending December 31, 2021 and 2020, as the Company had no taxable income.

The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure.

Deposits on Lifetime Memberships

Deposits on lifetime memberships are received and held by the Company in cryptocurrency. U.S. GAAP guidance, Accounting for the Impairment or Disposal of Long-lived Assets requires long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived assets is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, impairment would then be measured as the difference between the fair value of the asset and its carrying value to determine the amount of the impairment. The Company performed a quantitative test for impairment for the year ended December 31, 2021 and concluded that the cryptocurrency held by the Company is impaired, see Note 4.

Advertising Costs

The Company expenses advertising and promotional costs as incurred. Advertising costs for the years ended December 31, 2021 and 2020 amounted to $31,948 and $0.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through July 25, 2022, the date that the financial statements were available to be issued.

3. Related Party Transactions

Cash Held by Related Party

In December 2021 the Company purchased the assets of Saintly Corporation, an entity with common ownership. Prior to the sale and through December 31, 2021, Saintly Corporation managed all cash activity, as the Company did not open a separate bank account until subsequent to December 31, 2021. At December 31, 2021 and 2020 Saintly Corporation held $48,656 and $0 of cash due to the Company.

3. **Related Party Transactions** (*continued*)

Advances from Related Party

Advances from related party represent amounts paid by Saintly Corporation on behalf of the Company. Saintly Corporation paid for $57,331 and $0 of operating expenses related to December 31, 2021 and 2020. They also paid for $40,000 in deposits as discussed in the next paragraph. The advances bear no interest and are due on demand. The balance due to Saintly from the Company as of December 31, 2021 and 2020 was $97,331 and $0.

Deposits on Purchase of Equipment

Deposits consist of payments totaling $40,000 made on behalf of the Company for the construction of four livable yachts expected to be used in the operations of the Company. The deposits will be applied to the first payment due under the contract once construction begins or will be refunded in full if a contract for construction is not signed by August 31, 2022.

4. **Deposits on Lifetime Memberships**

The Company is periodically auctioning off a fixed amount of lifetime memberships to the highest bidder. Auction winners provide payment for these lifetime memberships to the Company in cryptocurrency. As of December 31, 2021 and 2020 the Company held cryptocurrency at a cost of $52,158 and $0. This amount is refundable to the customers should the Company become unable to satisfy the contract. Cryptocurrency is traded in a volatile market and prices can change significantly over short periods of time. Therefore, the Company bears the risk that the value of the cryptocurrency decreases below cost and therefore below the amount refundable. The Company recorded a cryptocurrency impairment of $26,559 and $0 on the statements of operations and accumulated deficit for the years ended December 31, 2021 and 2020.

5. **Membership Deposits Payable**

The Company has collected membership subscriptions in advance. These payments are refundable to the customers until the Company begins providing the membership services promised in the contracts. As of December 31, 2021 and 2020, refundable member deposits totaled $100,716 and $0 and are classified as current liabilities on the balance sheets.

6. **Income Taxes**

As of December 31, 2021 and 2020 the Company has a net operating loss carryforward of approximately $57,000 and $0. Accordingly, the Company recorded a federal deferred tax asset of $12,040 and $0 as of December 31, 2021 and 2020 representing the net operating loss carryforward. This deferred tax asset is offset by a 100% valuation allowance recorded by the Company during the year ended December 31, 2021.

7. **Stockholders' Equity**

Company Formation

The Company was incorporated in the State of Delaware on November 16, 2021. Upon incorporation, the Company authorized the issuance of up to 1,000 shares of common stock at a par value of $0.00001 per share. On December 6, 2021, the Company amended its articles of incorporation to approve the issuance of up to 12,000,000 shares of common stock and 1,500,000 shares of preferred stock. The par value of the stock remained at $0.00001 per share. As of December 31, 2021 and 2020, no shares of preferred stock have been issued or are outstanding.

Crowdfunding Offering

In February 2022, the Company began offering (the "Crowdfunded Offering") up to $1,070,000 in Series Seed Preferred Stock at $1.50 per share, with the first $250,000 of investments offered at a price of $1.25 per share. The Company was attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company was required to receive commitments from investors totaling the minimum amount by the offering deadline of April 15, 2022 in order to receive any funds. The Company met this minimum, raising $317,390 by the deadline.

The Crowdfunded Offering was being made through OpenDeal Portal LLC (the "Intermediary" or "Republic"). According to the amendment to the Republic Regulation Crowdfunding Offering Agreement dated February 11, 2022, the Intermediary was entitled to receive a 5% commission fee and 1% of the securities issued in this offering.

8. **COVID-19 Pandemic**

The Company's operations could be affected by the recent and ongoing outbreak of the coronavirus disease (COVID-19), which was declared a pandemic by the World Health Organization in March 2020. COVID-19 remains a rapidly evolving situation. The full duration and extent of the impact of COVID-19 on the Company and financial results will depend on future developments, including the duration and spread of the outbreak within the markets in which the Company operates, which is highly uncertain. Therefore, the full extent of any adverse impact on the results of operations, financial position and cash flows in 2022 and beyond cannot be reasonably estimated at this time.

* * * * *